The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated July 1, 2011
Pricing Supplement to the Prospectus dated June 22, 2011 and the Prospectus Supplement dated June 22, 2011

US$    ●
Senior Medium-Term Notes, Series B
Buffered Currency Linked Notes due ●, 2014

The Notes will not bear interest. The payment at maturity on the Notes will be based on the performance of an equally-weighted basket (which we refer to as the “Basket”) of the Brazilian real, the Australian dollar, the Canadian dollar and the Norwegian krone relative to the U.S. dollar. The Notes are designed for investors who seek a 175% leveraged return based on the appreciation of the Basket relative to the U.S. dollar, subject to the Maximum Redemption Amount (as defined below). Investors should be willing to forgo periodic interest, and, if the Basket Performance (as defined below) is less than -[10]%, be willing to lose up to [90.00]% of their principal amount invested.

An investor in the Notes may lose some or a substantial portion of their principal at maturity.

As more fully described below, any return on your Notes is subject to a cap. The Maximum Redemption Amount at maturity will be [$1,175] for each $1,000 in principal amount (a [17.50%] return).

Any payment at maturity is subject to the credit risk of Bank of Montreal.

Because we have provided only a brief summary of the terms of the Notes above, you should read the detailed description of the terms of the Notes found in “Summary Information” and “Specific Terms of the Notes” below.

Your investment in the Notes involves certain risks. We encourage you to read the “Additional Risk Factors Specific to Your Notes” section beginning on page P-7 of this pricing supplement and in the “Risk Factors” sections beginning on page S-1 of the accompanying prospectus supplement and on page 5 of the accompanying prospectus so that you may better understand those risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

The Notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)(2)	Underwriter’s Commission(1)(2)	Proceeds to Bank of Montreal

Per Note	U.S.$1,000	●	●
Total	US$ ●	US$ ●	US$ ●

(1)        In addition to the underwriter’s commission, the price to the public specified above may include the profit that we would recognize earned by hedging our exposure under the Notes. The actual underwriter’s commission will be set forth in the final pricing supplement. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-28 for further information.
(2)       The price to the public and the underwriter’s commission for any purchase by certain fee-based accounts will be $● per unit and $● per unit, respectively.

BMO CAPITAL MARKETS

Pricing Supplement dated July ●, 2011

SUMMARY INFORMATION

We refer to the Notes we are offering by this pricing supplement as the “Notes.” Each of the Notes, including your Notes, has the terms described below and under “Specific Terms of the Notes.” In addition, references to the “accompanying prospectus” mean the accompanying prospectus, dated June 22, 2011, as supplemented by the accompanying prospectus supplement, dated June 22, 2011, of Bank of Montreal, relating to the Senior Medium-Term Notes, Series B program of Bank of Montreal.

Key Terms

Issuer:	Bank of Montreal.

Issue:	Senior Medium-Term Notes, Series B

Principal Amount:	US$●. The Notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 (except for certain non-U.S. investors for whom the denomination will be higher).

Pricing Date:	On or about July 26, 2011.

Issue Date:	On or about July 29, 2011.

Valuation Date:	On or about January 27, 2014, subject to postponement as described in “Specific Terms of the Notes—Market Disruption Events.”

Maturity Date:
On or about January ●, 2014, resulting in a term of approximately two and a half years. The Maturity Date may be postponed if the Valuation Date is postponed. See “Specific Terms of the Notes—Market Disruption Events.”

Underlying Asset:
An equally weighted basket (the “Basket”) representing a long position in the Brazilian real, the Australian dollar, the Canadian dollar and the Norwegian krone (each, an “Underlying Currency”) relative to the U.S. dollar. We refer to each of these currency exchange rates as a “Basket Exchange Rate.” See the section “Specific Terms of the Notes—Calculation of the Payment at Maturity” for additional information about the Basket Exchange Rates.

The Basket Exchange Rates will be weighted in accordance with the Component Weights specified below.

Basket Exchange Rate	Component Weight	Initial Exchange Rate*

Brazilian real/BRL	25%

Australian dollar/AUD	25%

Canadian dollar/CAD	25%

Norwegian krone/NOK	25%

* To be determined on the Pricing Date.

Payment at Maturity:
If the Basket Performance is greater than or equal to the Percentage Cap (to be determined on the Pricing Date and expected to be [10%]), the amount that you will receive at maturity for each $1,000 in principal amount of the Notes will equal:

Principal Amount + (Principal Amount × (Percentage Cap × Upside Leverage Factor))

If the Basket Performance is positive but is less than the Percentage Cap, the amount that you will receive at maturity for each $1,000 in principal amount of the Notes will equal:

Principal Amount + (Principal Amount × (Basket Performance × Upside Leverage Factor))

If the Basket Performance is between 0% and –[10]% inclusive, then the payment at maturity will equal the principal amount of the Notes.

If the Basket Performance is less than –[10]%, then the payment at maturity for each $1,000 in principal amount of the Notes will equal:

Principal Amount + [Principal Amount × ((Basket Performance + Buffer Percentage) × Downside Leverage Factor)]

Upside Leverage Factor:	175%

Downside Leverage Factor:	100%

Percentage Cap:	[10%], to be determined on the Pricing Date.

Maximum Redemption Amount:	[$1,175] per $1,000 principal amount per Note (to be determined on the Pricing Date). This amount represents the principal amount plus a maximum return of [17.50%].

Buffer Level:	[90], or [90]% of the Initial Basket Level.

Buffer Percentage:
[10]%. Accordingly, you will receive the principal amount of your Notes at maturity if the Basket Performance is between 0% and -[10]% inclusive. If the Basket Performance is less than –[10]%, you will receive less than the principal amount of your Notes at maturity, and you could lose up to [90]% of the principal amount of your Notes.

Basket Performance:

Initial Basket Level:	The Initial Basket Level will be set to 100 on the Pricing Date.

Final Basket Level:
The Final Basket Level will be calculated as follows:
BRLi, AUDi, CADi and NOKi are the Initial Exchange Rates for the Basket Exchange Rates. The Initial Exchange Rate for a Basket Exchange Rate will be that Basket Exchange Rate on the Pricing Date.

BRLf, AUDf, CADf and NOKf are the Final Exchange Rates for the Basket Exchange Rates. The Final Exchange Rate for a Basket Exchange Rate will be that Basket Exchange Rate on the Valuation Date.

See the section “Specific Terms of the Notes—Calculation of the Payment at Maturity” for additional information about the Initial Exchange Rates and the Final Exchange Rates.

Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg, as described under “Ownership and Book-Entry Issuance” in the accompanying prospectus).

Listing:	The Notes will not be listed on any securities exchange.

CUSIP:	06366QRE9

Calculation Agent:	BMO Capital Markets Corp.

Underwriter:	BMO Capital Markets Corp.

The Pricing Date and the Issue Date are subject to change. The actual Pricing Date, Issue Date, Valuation Date and Maturity Date for the Notes will be set forth in the final pricing supplement.

HYPOTHETICAL PAYMENTS ON THE NOTES AT MATURITY

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical Final Exchange Rates could have on the payment at maturity, assuming all other variables remain constant. No one can predict what the Basket Exchange Rates will be on any day during the term of the Notes, and no one can predict what the Final Basket Level will be. The Basket Exchange Rates have been highly volatile in the past – meaning that their values have changed considerably in relatively short periods – and their performance cannot be predicted for any future period.

If you sell your Notes in a secondary market, your return will depend in part on the market value of the Notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates and the volatility of the Basket Exchange Rates. See “Additional Risk Factors Specific to Your Notes—Many factors affect the market value of the Notes.” The examples are based on the following:

•      a principal amount of $1,000;

•      hypothetical Initial Exchange Rates;

•      a hypothetical Percentage Cap of 10%;

•      a hypothetical Maximum Redemption Amount of $1,175;

•      the Buffer Percentage of [10]%;

•      neither a market disruption event (as defined on page P-16) with respect to any Basket Exchange Rate nor unavailability of any Basket Exchange Rate occurs on the originally scheduled Valuation Date; and

•      no change in or affecting any of the Basket Exchange Rates.

For these reasons, the actual performance of the Basket Exchange Rates over the term of the Notes, as well as the payment at maturity, may bear little relation to the hypothetical examples shown below or the historical Basket Exchange Rates set forth elsewhere in this pricing supplement. For information about the historical Basket Exchange Rates during recent periods, see “Historical Information Regarding the Basket Exchange Rates” below. Before investing in the Notes, you should consult publicly available information to determine the Basket Exchange Rates between the date of this pricing supplement and the date of your purchase of the Notes.

In addition, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the tax treatment applicable to your Notes, tax liabilities could affect the after-tax rate of return on your Notes to a comparatively greater extent than the after-tax return on an investment in the Underlying Currencies.

Example 1: Calculation of the payment at maturity where the Basket Performance is greater than the Percentage Cap.

Basket Exchange Rate	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Component Weight	Component Return	Weighted Component Performance
Brazilian real/BRL	1.5988	1.4019	25%	14.05%	3.51%
Australian dollar/AUD	0.9517	0.9052	25%	5.14%	1.29%
Canadian dollar/CAD	0.98415	0.92656	25%	6.22%	1.55%
Norwegian krone/NOK	5.4959	4.4066	25%	24.72%	6.18%
Final Basket Level = 112.53

Because the Basket Performance is greater than the Percentage Cap, the payment at maturity will equal: $1,000 + ($1,000 × (10.0% × 175%)) = $1,175.00

Example 2: Calculation of the payment at maturity where the Basket Performance is positive but less than the Percentage Cap

Basket Exchange Rate	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Component Weight	Component Return	Weighted Component Performance
Brazilian real/BRL	1.5988	1.5019	25%	6.45%	1.61%
Australian dollar/AUD	0.9517	0.9353	25%	1.75%	0.44%
Canadian dollar/CAD	0.98415	0.95682	25%	2.86%	0.72%
Norwegian krone/NOK	5.4959	5.4203	25%	1.39%	0.35%
Final Basket Level = 103.11

Because the Basket Performance is positive but less than the Percentage Cap, the payment at maturity will equal: $1,000 + ($1,000 × (3.11% × 175%)) = $1,054.43

Example 3: Calculation of the payment at maturity where the Basket Performance is between 0% and –[10]% inclusive.

Basket Exchange Rate	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Component Weight	Component Return	Weighted Component Performance
Brazilian real/BRL	1.5988	1.7043	25%	-6.19%	-1.55%
Australian dollar/AUD	0.9517	0.9489	25%	0.30%	0.07%
Canadian dollar/CAD	0.98415	1.03426	25%	-4.85%	-1.21%
Norwegian krone/NOK	5.4959	5.7651	25%	-4.67%	-1.17%
Final Basket Level = 96.15

Because the Basket Performance is between 0% and –[10]% inclusive, the payment at maturity will equal $1,000.

Example 4: Calculation of the payment at maturity where the Basket Performance is less than -[10]%.

Basket Exchange Rate	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Component Weight	Component Return	Weighted Component Performance
Brazilian real/BRL	1.5988	1.9527	25%	-18.12%	-4.53%
Australian dollar/AUD	0.9517	0.9956	25%	-4.41%	-1.10%
Canadian dollar/CAD	0.98415	0.99701	25%	-1.29%	-0.32%
Norwegian krone/NOK	5.4959	7.2818	25%	-24.53%	-6.13%
Final Basket Level = 87.91

Because the Basket Performance is less than –[10]%, the payment at maturity will equal: $1,000 + [$1,000 × ((-12.09% + [10]%) × 100%)] = $979.10

We cannot predict the actual Final Exchange Rates or the market value of your Notes, nor can we predict the relationship between the Basket Exchange Rates and the market value of your Notes at any time prior to the Maturity Date. The actual payment at maturity on your Notes will depend on the actual Final Exchange Rates determined by the Calculation Agent. In addition, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your Notes on the Maturity Date may be very different from the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the Notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus and the accompanying prospectus supplement. The Notes are a riskier investment than ordinary debt securities. Also, the Notes are not equivalent to investing directly in the currencies underlying the Basket Exchange Rates. You should carefully consider whether the Notes are suited to your particular circumstances.

General Risks Relating to the Notes

Your investment in the Notes may result in a loss. The Notes do not guarantee the return of your principal. If the Basket Performance is less than –[10]%, the payment at maturity for each Note will be less than the principal amount of that Note. You may lose some or a substantial portion of the amount that you invested to purchase the Notes.

You will not receive interest payments on the Notes. You will not receive any periodic interest payments on your Notes or any interest payment at maturity as you would receive on conventional fixed-rate or floating-rate debt security having the same maturity. Your payment at maturity will depend on the Basket Performance calculated as described below in “Specific Terms of the Notes—Calculation of the Payment at Maturity.”

Your return may be lower than the return on a conventional debt security of comparable maturity. The return that you receive on your Notes, if any, may be less than the return you could earn if you purchased a conventional senior debt security of Bank of Montreal with the same maturity date. The amount payable on the Notes at maturity is uncertain and will depend primarily on the Basket Performance. Even if you receive a positive return, your yield may be less than the yield you would earn if you purchased a conventional senior debt security of Bank of Montreal with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors, including inflation, that affect the time value of money.

The Notes are intended to be held to maturity. You will only be entitled to receive your principal if you hold your Notes until maturity and the Basket Performance is greater than –[10]%. If you sell your Notes prior to maturity, you may incur a substantial loss. There may be little or no secondary market for the Notes. In addition, the price at which you purchase the Notes includes hedging costs and profits that Bank of Montreal or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the value of your Notes on the Issue Date.

The amount payable on your Notes at maturity is limited to the Maximum Redemption Amount, regardless of the Basket Performance. Your Notes will provide less opportunity to participate in the appreciation of the Underlying Currencies relative to the U.S. dollar than an investment in a security linked to the Basket Exchange Rates providing full participation in the appreciation, because the amount payable on your Notes at maturity will not exceed the Maximum Redemption Amount. Accordingly, your return on the Notes may be less than your return would be if you invested in a security directly linked to the unlimited positive performance of the Underlying Currencies relative to the U.S. dollar.

Owning the Notes is not the same as owning the Underlying Currencies or a security directly linked to the performance of those currencies. The amount payable on your Notes at maturity will not reflect the return you would realize if you actually owned the Underlying Currencies or a security directly linked to the performance of those currencies and held that investment for a similar period. Your Notes may trade quite differently from the Underlying Currencies. Changes in the values of the Underlying Currencies may not result in comparable changes in the market value of your Notes. Even if the values of the Underlying Currencies relative to the U.S. dollar increase after the Pricing Date, the market value of your Notes prior to maturity may not increase to the same extent. It is also possible for the market value of your Notes prior to maturity to decrease while the values of the Underlying Currencies relative to the U.S. dollar increase. See “—The market value of your Notes may be influenced by many unpredictable factors” and “—Payments on the Notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of the Notes.”

The Notes may not have an active trading market. The Notes will not be listed on any securities exchange, and there may be little or no secondary market for your Notes. Even if a secondary market for your Notes develops, it may not provide enough liquidity to allow you to trade or sell your Notes easily, and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial. BMO Capital Markets Corp. may offer to purchase the Notes in the secondary market, but is not required to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy your Notes.

The market value of your Notes may be influenced by many unpredictable factors. The following factors, many of which are beyond our control, may influence the market value of your Notes:

•	the values of the Underlying Currencies relative to the U.S. dollar;

•
the volatility (frequency and magnitude of changes in the value) of the values of the Underlying Currencies and, in particular, market expectations regarding the volatility of the values of the Underlying Currencies;

•
economic, financial, political, military, regulatory, legal or other events as well as other conditions that affect the capital markets and the applicable currency markets generally, and which may affect the values of the Underlying Currencies;

•	interest rates in the U.S. market; and

•	the time remaining to maturity of the Notes.

These factors interrelate in complex ways. The effect of one factor may offset an increase in the market value of the Notes caused by another factor and the effect of one factor may compound a decrease in the market value of the Notes caused by another factor. These factors may influence the market value of your Notes if you sell your Notes before maturity. Our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market will also affect the market value of your Notes. If you sell your Notes prior to maturity, you may receive less than the principal amount of your Notes.

Payments on the Notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of your Notes. The Notes are our senior unsecured debt securities. As a result, your receipt of the amount payable on the Maturity Date is dependent upon our ability to repay our obligations at that time. This will be the case even if the values of the Underlying Currencies relative to the U.S. dollar increase after the Pricing Date. No assurance can be given as to what our financial condition will be at any time during the term of the Notes.

In addition, our credit ratings and credit spreads may adversely affect the market value of your Notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of your Notes.

Changes in one or more Basket Exchange Rates may be offset by changes in one or more other Basket Exchange Rates. A change in one or more Basket Exchange Rates may not correlate with changes in one or more other Basket Exchange Rates. The value of one or more Underlying Currencies relative to the U.S. dollar may increase, while the value one or more other Underlying Currencies relative to the U.S. dollar may not increase as much, or may even decrease. Therefore, in determining the amount payable on the Notes at maturity, increases in the value of an Underlying Currency relative to the U.S. dollar may be moderated, or wholly offset, by lesser increases or decreases in the value of one or more other Underlying Currencies relative to the U.S. dollar.

The payment at maturity will not be affected by all developments relating to the Basket Exchange Rates. Changes in the values of the Underlying Currencies during the term of the Notes before the Valuation Date will not be reflected in the calculation of the payment at maturity. The Calculation Agent will determine the payment at maturity by comparing only the Final Exchange Rates to the Initial Exchange Rates. No other values of the Underlying Currencies will be taken into account. As a result, the amount payable at maturity may be reduced even if the value of one or more Underlying Currencies relative to the U.S. dollar has increased at certain times during the term of the Notes before decreasing on the Valuation Date.

We will not hold any currencies for your benefit. The indenture and the terms governing your Notes do not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the Underlying Currencies that we or they may acquire. Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit, including any Underlying Currencies. Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those assets that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

You must rely on your own evaluation of the merits of an investment linked to the Basket Exchange Rates. In the ordinary course of their business, our affiliates may have expressed views on expected movements in any Basket Exchange Rate or Underlying Currency, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to any Basket Exchange Rate or Underlying Currency may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Basket Exchange Rates and the Underlying Currencies from multiple sources, and you should not rely solely on views expressed by our affiliates.

Our trading and other transactions relating to the Underlying Currencies, futures, options or other derivative products may adversely affect the market value of your Notes. As described below under “Use of Proceeds and Hedging,” we or one or more affiliates will enter into hedging transactions with respect to our obligations under the Notes. One or more of our hedging counterparties, including BMO Capital Markets Corp., may hedge their exposure to us under our hedging transactions by purchasing or selling the Underlying Currencies, listed or over-the-counter options, futures and other instruments linked to any Underlying Currency, or other derivative instruments with returns linked or related to changes in the performance of any Underlying Currency. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time. Although they are not expected to do so, any of these hedging activities may adversely affect the values of the Underlying Currencies and/or the Basket Exchange Rates, and, therefore, the market value of your Notes, and the amount payable at maturity. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities, even though the market value of your Notes decreases.

We or one or more of our affiliates may also engage in trading relating to one or more of the Underlying Currencies on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the Basket Exchange Rates and, therefore, the market value of your Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket or one or more of the Basket Exchange Rates. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of your Notes.

The inclusion of the underwriting commission and hedging profits, if any, in the initial public offering price of your Notes and certain hedging costs are likely to adversely affect the price at which you can sell your Notes. Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. may be willing to purchase your Notes in secondary market transactions (if BMO Capital Markets Corp. makes a market in the Notes) will be lower than the initial public offering price. The initial public offering price includes, and any secondary market bid price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any bid price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the Notes. In addition, any such bid price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. Any such bid prices may differ from values determined by pricing models used by BMO Capital Markets Corp.

The Calculation Agent may postpone the determination of one or more Final Exchange Rates and, therefore the Maturity Date if a market disruption event occurs. The determination of one or more Final Exchange Rates may be postponed if the Calculation Agent determines that a market disruption event has occurred or is continuing on the Valuation Date with respect to any Basket Exchange Rate. If a postponement occurs, the Calculation Agent will use the exchange rate of the affected Basket Exchange Rate on the first subsequent currency business day on which no market disruption event occurs or is continuing. In no event, however, will the Valuation Date be postponed for more than five currency business days. As a result, if a market disruption event occurs or is continuing on the Valuation Date, the Maturity Date would also be postponed, although not by more than five business days.

If the determination of the Final Exchange Rate of a Basket Exchange Rate is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Final Exchange Rate of the affected Basket Exchange Rate will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Basket Exchange Rate that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes—Market Disruption Events.” You will not be entitled to compensation from us or the Calculation Agent for any loss suffered as a result of the occurrence of a market disruption event, any resulting delay in payment or any change in  any Basket Exchange Rate after the Valuation Date.

As Calculation Agent, BMO Capital Markets Corp. will have the authority to make determinations that could affect the market value of your Notes and your payment at maturity. As Calculation Agent for your Notes, BMO Capital Markets Corp. will have discretion in making various determinations that affect your Notes, including determining the Final Exchange Rates on the Valuation Date, which it will use to determine the amount payable at maturity, determining whether any market disruption events have occurred and the default amount and any amount payable on your Notes. See “Specific Terms of the Notes” below. The Calculation Agent also has discretion in making certain adjustments relating to the unavailability of a Basket Exchange Rate. The exercise of this discretion by BMO Capital Markets Corp. could adversely affect the market value of your Notes and may present BMO Capital Markets Corp., which is our wholly-owned subsidiary, with a conflict of interest of the kind described under “Risk Factors—Risks Relating to Indexed Notes—We May Have Conflicts of Interest Regarding an Indexed Note” in the accompanying prospectus supplement. We may change the Calculation Agent at any time without notice and BMO Capital Markets Corp. may resign as Calculation Agent at any time upon 60 days’ written notice to Bank of Montreal.

The historical performance of the Basket Exchange Rates should not be taken as an indication of their future performance. The Final Exchange Rates of the Basket Exchange Rates will determine the amount payable on the Notes at maturity. The historical performance of the Basket Exchange Rates does not necessarily give an indication of their future performance. As a result, it is impossible to predict whether the values of the Underlying Currencies relative to the U.S. dollar will rise or fall during the term of your Notes. The values of the Underlying Currencies will be influenced by complex and interrelated political, economic, financial and other factors. See “—Risks Relating to the Basket Exchange Rates—The values of the Underlying Currencies are affected by numerous factors and may change unpredictably, affecting the value of your Notes in unforeseeable ways” and “—The value of the Notes may be adversely affected by the actions of the applicable governments” below.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain. The tax treatment of the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Any gain or loss recognized by a United States holder should generally be exchange gain or loss that is taxable as ordinary gain or loss, unless an election under Section 988 of the Internal Revenue Code is available and validly made to treat such gain or loss as capital gain or loss.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the Notes even though that holder will not receive any payments with respect to the Notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Insurance companies and employee benefit plans should carefully review the legal issues of an investment in the Notes. Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we refer to as “ERISA,” or the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”), including an IRA or Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing Notes with the assets of the insurance company or the assets of such plan, should consult with its counsel regarding whether the purchase or holding of the Notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the Notes. These issues are discussed in more detail in the section “Employee Retirement Income Security Act” below.

Risks Relating to the Basket Exchange Rates

You will not own any Underlying Currency or have any rights to receive any Underlying Currency. Investing in the Notes will not make you a holder of any Underlying Currency. The Notes will be paid only in U.S. dollars and neither you nor any other holder or owner of the Notes will have any right to receive any Underlying Currency.

The values of the Underlying Currencies are affected by numerous factors and may change unpredictably, affecting the value of your Notes in unforeseeable ways. The values of the Underlying Currencies are affected by a variety of complex and unpredictable factors, including economic, financial, political and social conditions in the United States, Brazil, Australia, Canada and Norway. These conditions include, but are not limited to, the relative strength of, and confidence in, the Underlying Currencies, the relative fiscal positions of the U.S., Brazilian, Australian, Canadian and Norwegian governments, the relative rates of inflation, the interest rate levels, and the fiscal and trade policies pursued by government bodies and banks in those countries. These factors will affect the values of the Underlying Currencies and the market value of your Notes in varying ways, and different factors may cause the values of the different Underlying Currencies and the volatility of their values, to move in inconsistent directions and at inconsistent rates. It is not possible to predict the aggregate effect of all or any combination of these factors.

The value of the Notes may be adversely affected by the actions of the applicable governments. Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including the United States, are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. The U.S., Brazilian, Australian, Canadian and Norwegian governments may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, market value and amount payable at maturity could be affected by the actions of these governments which could change or interfere with currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that the Basket Exchange Rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the U.S. dollar or any Underlying Currency.

Suspension or disruptions of market trading in the Underlying Currencies may adversely affect the market value of your Notes. The currency markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Any of these circumstances could affect the values of the Underlying Currencies and could therefore adversely affect the market value of your Notes.

Even though currencies trade around the clock, the Notes will not. The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the Underlying Currencies are traded. Significant price and rate movements may take place in the applicable foreign exchange markets that will not be reflected immediately in the market value of the Notes. The possibility of these movements should be taken in to account in relating the value of the Notes to those in the applicable foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the values of the Underlying Currencies used to calculate the payment on your Notes at maturity. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the applicable foreign exchange markets.

SPECIFIC TERMS OF THE NOTES

This pricing supplement and the accompanying prospectus dated June 22, 2011 (the “accompanying prospectus”), relating to the Notes, should be read together. Because the Notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus should also be read together with the accompanying prospectus supplement, dated June 22, 2011 (the “accompanying prospectus supplement”). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. The Notes will be issued in book-entry form through The Depository Trust Company. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of the Debt Securities We May Offer—Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series B” that we may issue from time to time under the senior indenture, dated January 25, 2010, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee. This pricing supplement summarizes specific terms that apply to the Notes. Terms that apply generally to our medium term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described in this pricing supplement supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described in this pricing supplement are controlling.

We describe particular terms of the Notes in more detail below.

Construction of the Basket

The amount payable on the Notes at maturity is linked to the performance of an equally weighted basket (the “Basket”) representing a long position in the Brazilian real, the Australian dollar, the Canadian dollar and the Norwegian krone (each, an “Underlying Currency”) relative to the U.S. dollar. We refer to each of these currency exchange rates as a “Basket Exchange Rate.”

The Basket Exchange Rates will be weighted in accordance with the Component Weights specified below.

Basket Exchange Rate	Component Weight	Initial Exchange Rate*
Brazilian real/BRL	25%
Australian dollar/AUD	25%
Canadian dollar/CAD	25%
Norwegian krone/NOK	25%
*To be determined on the Pricing Date.

The inclusion of a currency in the Basket is not a recommendation to invest in any such currency. Neither we nor any of our affiliates makes any representation or warranty as to the performance of the U.S. dollar or any Underlying Currency.

Calculation of the Payment at Maturity

We will not make periodic interest payments on the Notes. Subject to our credit risk, at maturity you will receive a cash payment based on the Basket Performance calculated as follows:

•
If the Basket Performance is greater than or equal to the Percentage Cap (to be determined on the Pricing Date and expected to be [10%]), the amount that you will receive at maturity for each $1,000 in principal amount of the Notes will equal:

Principal Amount + (Principal Amount × (Percentage Cap × Upside Leverage Factor))

•	If the Basket Performance is positive but is less than the Percentage Cap, the amount that you will receive at maturity for each $1,000 in principal amount of the Notes will equal:

Principal Amount + (Principal Amount × (Basket Performance × Upside Leverage Factor))

•	If the Basket Performance is between 0% and –[10]% inclusive, then the payment at maturity will equal the principal amount of the Notes.

•	If the Basket Performance is less than –[10]%, then the payment at maturity for each $1,000 in principal amount of the Notes will equal:

Principal Amount + [Principal Amount × ((Basket Performance + Buffer Percentage) × Downside Leverage Factor)]

The “Percentage Cap” will be [10%], to be determined on the Pricing Date. The “Upside Leverage Factor” is 175% and the “Downside Leverage Factor” is 100%. The “Buffer Percentage” is [10]%. Accordingly, you will receive the principal amount of your Notes at maturity if the Basket Performance is between 0% and -[10]% inclusive. If the Basket Performance is less than -[10]%, you will receive less than the principal amount of your Notes at maturity, and you could lose up to [90]% of the principal amount of your Notes.

The “Basket Performance,” which may be positive or negative, will be calculated as follows:

                  The “Initial Basket Level” will be set to 100 on the Pricing Date. The “Final Basket Level” will be calculated as follows:
BRLi, AUDi, NOKi and CADi are the Initial Exchange Rates for the Basket Exchange Rates. The “Initial Exchange Rate” for a Basket Exchange Rate will be that Basket Exchange Rate on the Pricing Date.

BRLf, AUDf, NOKf and CADf are the Final Exchange Rates for the Basket Exchange Rates. The “Final Exchange Rate” for a Basket Exchange Rate will be that Basket Exchange Rate on the Valuation Date.

Each Basket Exchange Rate will be determined as follows:

•
Brazilian real/BRL: The Brazilian real offered rate for U.S. dollars, expressed by the amount of Brazilian reais per one U.S. dollar, for settlement in two currency business days reported by the Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacões para Contabilidade” or “Rates for Accounting Purposes”) by approximately 6:00 p.m. São Paulo time, or any successor entity.

•
Australian dollar/AUD: The rate of conversion of Australian dollars into U.S. dollars, expressed as the number of Australian dollars per one U.S. dollar, equal to one divided by the WM/Reuters Closing Spot Rate (Mid) as calculated at approximately 4:00 p.m. London time and published at approximately 4:15 p.m. London time as referenced by Bloomberg page WMCO1 “AUD” below “MID,” or any successor page.

•
Canadian dollar/CAD: The rate for conversion of Canadian dollars into U.S. dollars, expressed as the number of Canadian dollars per one U.S. dollar, equal to the WM/Reuters Closing Spot Rate (Mid) as calculated at approximately 4:00 p.m. London time and published at approximately 4:15 p.m. London time as referenced by Bloomberg page WMCO1 “CAD” below “MID,” or any successor page.

•
Norwegian krone/NOK: The rate for conversion of Norwegian krone into U.S. dollars, expressed as the number of Norwegian krone per one U.S. dollar, equal to the WM/Reuters Closing Spot Rate (Mid) as calculated at approximately 4:00 p.m. London time and published at approximately 4:15 p.m. London time as referenced by Bloomberg page WMCO1 “NOK” below “MID,” or any successor page.

The Notes will mature on or about January ●, 2014. If the Maturity Date falls on a day that is not a Business Day, we will pay the required amount on the first subsequent Business Day, and no interest will accrue on the Notes as a result. The Maturity Date will be postponed by the same number of business days that the Valuation Date is postponed if a market disruption event occurs or is continuing as described below. However, no interest will accrue past the date specified above.

Unavailability of a Basket Exchange Rate

With respect to the Brazilian real, if the relevant reference page used as the source for that Basket Exchange Rate (or any successor page thereto), is not available on the Valuation Date, then that Basket Exchange Rate will be calculated by the Calculation Agent as the arithmetic mean of the offer-side spot quotations received by the Calculation Agent as of approximately 6:00 p.m., São Paulo time, on the Valuation Date from two leading commercial banks (which may include one of our affiliates), selected in the sole discretion of the Calculation Agent, for that Basket Currency. If these spot quotations are available from fewer than two banks, then the Calculation Agent, in its sole discretion, will determine which quotation as of approximately 6:00 p.m., São Paulo time, is available and reasonable to be used. If no such spot quotation is available, the Calculation Agent will determine the Basket Exchange Rate for that date as of approximately 6:00 p.m., São Paulo time, in its discretion, in a commercially reasonable manner.

With respect to the Australian dollar, the Canadian dollar and the Norwegian krone, if the applicable Basket Exchange Rate is not available on the relevant reference page (or any successor page thereto) on the Valuation Date, then that Basket Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent as of approximately 4:00 p.m., London time, on that date for the purchase or sale by three reference dealers (which may include one of our affiliates) selected by the Calculation Agent of the relevant currency in an amount equal to U.S.$1,000,000 for settlement two business days later. If fewer than two such reference dealers provide such spot quotations, then that Basket Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 4:00 p.m., London time, on that date from three leading commercial banks in New York selected by the Calculation Agent (and which may include one of our affiliates), for the sale by those banks of the relevant currency in an amount equal to U.S.$1,000,000 for settlement two business days later. If these spot quotations are available from fewer than three banks, then the Calculation Agent, in its sole discretion, will determine which spot rate is available and reasonable to be used. If no spot quotation is available, then that Basket Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances as of approximately 4:00 p.m., London time, on that date.

If any Underlying Currency is redenominated or replaced by the applicable government with a successor currency, the Calculation Agent will adjust the calculation of the Basket Performance in order to equitably reflect that change.

Adjustments to the Basket

If the Calculation Agent substitutes a successor currency or otherwise affects or modifies a Basket Exchange Rate, then the Calculation Agent will make those calculations and adjustments as, in the judgment of the Calculation Agent, may be necessary in order to arrive at a basket comparable to the original Basket (including without limitation changing the Component Weights of the Basket Exchange Rates), as if that replacement had not been made, and will calculate the payment at maturity with reference to that basket or successor basket (as defined below), as adjusted.

In this event, the Calculation Agent will provide written notice to the trustee of these calculations and adjustments, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each noteholder, or in the case of global notes, the depositary, as holder of the global notes.

In the event of an adjustment described above, the newly composed basket is referred to in this section as the “successor basket” and will be used as a substitute for the original Basket for all purposes.

If the Calculation Agent determines that the available successor basket or successor currencies as described above do not fairly represent the value of the original Basket or the Basket Exchange Rates, as the case may be, then the Calculation Agent will determine the Basket Exchange Rates or the Basket value for the Valuation Date as described under “—Unavailability of a Basket Exchange Rate” with respect to the relevant Basket Exchange Rates.

Notwithstanding these alternative arrangements, replacement of an Underlying Currency comprising a part of the Basket may adversely affect the market value of your Notes.

Market Disruption Events

If a market disruption event in respect of any Basket Exchange Rate occurs or is continuing on the Valuation Date, the relevant Final Exchange Rate will equal the Basket Exchange Rate on the first currency business day following the Valuation Date on which the Calculation Agent determines that a market disruption event is not continuing. If a market disruption event occurs or is continuing on each currency business day to and including the fifth currency business day following the Valuation Date, the Final Exchange Rate will be determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) by the Calculation Agent on that fifth currency business day, regardless of the occurrence or continuation of a market disruption event on that day. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Exchange Rate that would have prevailed in the absence of the market disruption event.

A “market disruption event” means any event, circumstance or cause which Bank of Montreal determines, and the Calculation Agent confirms, has or will have a material adverse effect on the ability of Bank of Montreal to perform its obligations under the Notes or to hedge its position in respect of its obligations to make payment of amounts owing under the Notes, and more specifically includes the following events to the extent that they have such effect:

•
a suspension, absence or material limitation of trading in the spot, futures contracts, forward contracts or options contracts related to one or more of the Underlying Currencies on any relevant exchange or in the over-the-counter currency markets or a limitation on trading in the spot, futures, forward or options contracts on any relevant exchange on any one day by reason of movements in prices that exceed the price permitted by such exchanges;

•
the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority which would make it unlawful or impracticable for Bank of Montreal to perform its obligations under the Notes or for dealers to execute, maintain or modify a hedge in a position in respect of one or more of the Underlying Currencies;

•
the taking of any action by any governmental, administrative, legislative or judicial authority or power of Canada, the United States of America, Japan or the European Union or any political subdivision thereof which has a material adverse effect on the financial markets thereof; or

•
any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on the ability of Bank of Montreal to perform its obligations under the Notes or of a dealer to execute, maintain or modify a hedge of a position with respect to one or more of the Underlying Currencies or a material and adverse effect on the economy of Canada, the United States of America, Japan or the European Union or the trading of currencies.

Events of Default

If an event of default with respect to the Notes has occurred and is continuing, the amount declared due and payable on the Notes upon any acceleration of the Notes will be determined by the Calculation Agent and will be an amount in cash equal to the amount payable as described under the caption “—Calculation of the Payment at Maturity,” calculated as if the date of acceleration were the Valuation Date. For a discussion of the circumstances under which the maturity of your Notes may be accelerated, please see the accompanying prospectus under the heading “Description of the Debt Securities We May Offer—Modification and Waiver of the Debt Securities—Events of Default—Remedies If an Event of Default Occurs.”

If the maturity of the Notes is accelerated because of an event of default, we will, or will cause the Calculation Agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the depositary, of the amount due with respect to the Notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Certain Definitions

Business Day. “Business day” means a day of the week other than Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law or executive order to close in New York City, Toronto or London.

Currency Business Day. As to any Basket Exchange Rate, “currency business day” means any day of the week other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in any of the countries that issue that currency are authorized or obligated by law or executive order to close and those banks are open for dealing in foreign exchange and foreign currency deposits.

Role of the Calculation Agent

The Calculation Agent in its sole discretion will make all determinations in connection with the Notes regarding the Basket Exchange Rates, market disruption events, unavailability of any Basket Exchange Rate, adjustments to the Basket, postponements of the Valuation Date and the Maturity Date, events of default and the amounts payable on your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us or the Calculation Agent for any loss suffered as a result of any of the above determinations or confirmations by the Calculation Agent.

Please note that our affiliate, BMO Capital Markets Corp., is expected to serve as the Calculation Agent for the Notes. We may change the Calculation Agent for your Notes at any time after the date of this pricing supplement without notice and BMO Capital Markets Corp. may resign as Calculation Agent at any time upon 60 days written notice to us.

Listing

Your Notes will not be listed on any securities exchange.

HISTORICAL INFORMATION REGARDING THE BASKET EXCHANGE RATES

The historical Basket Exchange Rates are provided for informational purposes only and are not necessarily indicative of the future performance of the Basket Exchange Rates or what the value of your Notes may be. Any historical upward or downward trend in the Basket Exchange Rates during any period set forth below is not an indication that the value of the U.S. dollar relative to the Underlying Currencies is more or less likely to increase or decrease at any time over the term of your Notes. You should not take the historical Basket Exchange Rates as an indication of future performance, which may be better or worse than the values set forth below.

We obtained the information regarding the historical performance of the Basket Exchange Rates in the tables below from Bloomberg Financial Services. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Services.

Brazilian real/BRL

Period Start Date	Period End Date	High	Low

1/1/2008	3/31/2008	1.839	1.659
4/1/2008	6/30/2008	1.757	1.588
7/1/2008	9/30/2008	2.002	1.555
10/1/2008	12/31/2008	2.620	1.896

1/1/2009	3/31/2009	2.450	2.159
4/1/2009	6/30/2009	2.316	1.909
7/1/2009	9/30/2009	2.028	1.764
10/1/2009	12/31/2009	1.807	1.697

1/1/2010	3/31/2010	1.898	1.716
4/1/2010	6/30/2010	1.915	1.721
7/1/2010	9/30/2010	1.813	1.686
10/1/2010	12/31/2010	1.742	1.644

1/1/2011	3/31/2011	1.696	1.622
4/1/2011	6/28/2011	1.645	1.557

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Australian dollar/AUD

Period Start Date	Period End Date	High	Low

1/1/2008	3/31/2008	1.175	1.053
4/1/2008	6/30/2008	1.107	1.034
7/1/2008	9/30/2008	1.282	1.015
10/1/2008	12/31/2008	1.664	1.247

1/1/2009	3/31/2009	1.600	1.376
4/1/2009	6/30/2009	1.459	1.210
7/1/2009	9/30/2009	1.298	1.130
10/1/2009	12/31/2009	1.167	1.063

1/1/2010	3/31/2010	1.166	1.072
4/1/2010	6/30/2010	1.240	1.065
7/1/2010	9/30/2010	1.203	1.027
10/1/2010	12/31/2010	1.049	0.975

1/1/2011	3/31/2011	1.030	0.964
4/1/2011	6/28/2011	0.972	0.908

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Canadian dollar/CAD

Period Start Date	Period End Date	High	Low

1/1/2008	3/31/2008	1.038	0.971
4/1/2008	6/30/2008	1.033	0.982
7/1/2008	9/30/2008	1.082	0.998
10/1/2008	12/31/2008	1.302	1.055

1/1/2009	3/31/2009	1.307	1.176
4/1/2009	6/30/2009	1.272	1.079
7/1/2009	9/30/2009	1.173	1.059
10/1/2009	12/31/2009	1.096	1.021

1/1/2010	3/31/2010	1.078	1.006
4/1/2010	6/30/2010	1.085	0.993
7/1/2010	9/30/2010	1.068	1.011
10/1/2010	12/31/2010	1.037	0.993

1/1/2011	3/31/2011	1.006	0.967
4/1/2011	6/28/2011	0.991	0.945

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Norwegian krone/NOK

Period Start Date	Period End Date	High	Low

1/1/2008	3/31/2008	5.625	5.033
4/1/2008	6/30/2008	5.260	4.944
7/1/2008	9/30/2008	5.944	5.008
10/1/2008	12/31/2008	7.314	5.837

1/1/2009	3/31/2009	7.297	6.258
4/1/2009	6/30/2009	6.845	6.118
7/1/2009	9/30/2009	6.606	5.746
10/1/2009	12/31/2009	5.897	5.513

1/1/2010	3/31/2010	6.102	5.598
4/1/2010	6/30/2010	6.728	5.824
7/1/2010	9/30/2010	6.558	5.823
10/1/2010	12/31/2010	6.237	5.703

1/1/2011	3/31/2011	6.006	5.508
4/1/2011	6/28/2011	5.630	5.217

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus and the accompanying prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

We or our affiliates expect to enter into hedging transactions involving, among other transactions, purchases or sales of the Underlying Currencies, or listed or over-the-counter options, futures and other instruments linked to the Basket Exchange Rates or the Underlying Currencies. In addition, from time to time after we issue the Notes, we or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into in connection with the Notes. Consequently, with regard to your Notes, from time to time we or our affiliates expect to acquire or dispose of the Underlying Currencies or positions in listed or over-the-counter options, futures or other instruments linked to the Underlying Currencies.

We or our affiliates may acquire a long position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we or our affiliates expect to close out hedge positions relating to the Notes and possibly relating to other securities or instruments with returns linked to the Basket Exchange Rates or the Underlying Currencies. We expect these steps to involve sales of instruments linked to the Basket Exchange Rates or the Underlying Currencies on or shortly before the Valuation Date. These steps may also involve transactions of the types contemplated above. Notwithstanding the above, we are permitted to and may choose to hedge in any manner not stated above; similarly, we may elect not to enter into any such transactions. Investors will not have knowledge about our hedging positions.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No holder of any Notes will have any rights or interest in our hedging activity or any positions we or any counterparty may take in connection with our hedging activity.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental Canadian Tax Considerations

The following applies to a holder of Notes who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not and is not deemed to be resident in Canada, deals at arm’s length with and is not affiliated with the Bank, is not an insurer and does not use or hold Notes in a business carried on in Canada or in connection with an adventure in the nature of trade. This summary does not apply to a holder who transfers a Note to a person who is or is deemed to be resident in Canada under the Tax Act and with whom the holder does not deal at arm’s length for purposes of the Tax Act. Such holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder as in force on the date hereof, counsel’s understanding of the current administrative and assessing practices of the CRA and all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or the CRA’s administrative or assessing practices, whether by legislative, governmental or judicial action. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Notes, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only and is not intended to be legal or tax advice to any holder. Holders should consult their own tax advisors for advice with respect to the income tax consequences of an investment in the Notes, based on their particular circumstances.

Canadian withholding tax should not apply to any interest or principal paid or credited on a Note to a holder, nor to proceeds of disposition of a Note paid or credited to a holder. No other Canadian tax on income or gains will be payable by a non-resident initial holder on interest or principal paid or credited on a Note or on the proceeds of disposition of a Note.

Supplemental U.S. Federal Income Tax Considerations

The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). Except as otherwise noted under “Non-United States Holders” below, it applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In addition, the discussion below assumes that an investor in the Notes will be subject to a significant risk that it will lose a significant amount of its investment in the Notes (as determined in each Underlying Currency included in the Basket).

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this pricing supplement as a pre-paid cash-settled derivative contract in respect of the Basket for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  If the Notes are so treated, a United States holder should generally recognize gain or loss upon the sale or maturity of the Notes in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the Notes.  Such gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss, unless an election under Section 988 of the Internal Revenue Code (“Section 988 election”) is available and made to treat such gain or loss as capital gain or loss, as described below.  In general, a United States holder’s tax basis in the Notes will be equal to the price the holder paid for the Notes.

The Section 988 election is generally available for a forward contract, a futures contract, or option on foreign currencies as described in Section 988 of the Internal Revenue Code.  Although not clear, a United States holder may be entitled to make a Section 988 election with respect to the Notes.  If a Section 988 election is available in respect of the Notes, in order for the election to be valid, a United States holder must: (i) make the Section 988 election by clearly identifying the investment in the Notes on its books and records on the date the holder acquires the Notes as being subject to the Section 988 election (although no specific language or account is necessary for identifying a transaction on the holder’s books and records, the method of identification must be consistently applied and must clearly identify the pertinent transaction as subject to the Section 988 election); and (ii) verify the election by attaching a statement to the holder’s income tax return, which must include (a) a description and the date of the Section 988 election, (b) a statement that the Section 988 election was made before the close of the date that the Notes were acquired, (c) a description of the Notes and the maturity date of the Notes or, alternatively, the date on which the Notes were sold or exchanged, (d) a statement that the Notes were never part of a “straddle” as defined in Section 1092 of the Internal Revenue Code, and (e) a statement that all transactions subject to the Section 988 election are included on the statement attached to the holder’s income tax return.

If a Section 988 election is available and validly made in respect of the Notes, gain or loss recognized upon the sale or maturity of the Notes should be treated as capital gain or loss.  Capital gain recognized by an individual United States holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.  The holding period for Notes of a United States holder who acquires the Notes upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the Notes.

Prospective investors should consult their tax advisors regarding the availability, applicable procedures and requirements, and consequences of making a Section 988 election in respect of the Notes.

Alternative Treatments.  Alternative tax treatments of the Notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  For example, it would also be possible to treat the Notes, and the Internal Revenue Service might assert that the Notes should be treated, as a single U.S. dollar denominated debt instrument. As the Notes have a term that exceeds one year, such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments.  If the Notes are so treated, a holder would generally be required to accrue interest currently over the term of the Notes even though that holder will not receive any payments from us prior to maturity.  In addition, any gain a holder might recognize upon the sale or maturity of the Notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the Notes, and thereafter, would be capital loss.

Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the Internal Revenue Service could seek to characterize the Notes in a manner that results in tax consequences that are different from those described above.  For example, it is possible that a United States holder may be required to “mark-to-market” the Notes and recognize gain or loss at the close of each taxable year for which it holds the Notes as if the Notes were sold for their fair market value on the last day of such taxable year.  In that case, if the Section 988 election described above were available and validly made by a United States holder, gain or loss recognized by the holder on the Notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which a holder had held the Notes.

Further, because the payment at maturity with respect to the Notes is based upon the Basket Performance, the principles of, or principles similar to those of, Revenue Ruling 2008-1 (“Ruling”) may apply to the Notes. In the Ruling, the Internal Revenue Service held that a three year instrument linked to the euro-U.S. dollar exchange rate should be treated as a euro-denominated debt instrument for U.S. federal income tax purposes because the instrument guaranteed the return of a fixed principal amount determined in euros. If similar principles apply to the Notes, the Notes may be treated as non-U.S. dollar denominated debt instruments for U.S. federal income tax purposes and may result in adverse tax consequences for United States holders.  For example, all or a portion of the return on such Notes may be treated as ordinary income and United States holders may be required to recognize all or a portion of such income on a current basis over the term of the Notes.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the Notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.  We intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury and Internal Revenue Service determine that some other treatment is more appropriate.

Treasury Regulations Requiring Disclosure of Reportable Transactions.  Treasury regulations require U.S. taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, a United States holder that recognizes a loss with respect to the Notes that is attributable to changes in the spot exchange rate of a foreign currency will be required to report the loss on Internal Revenue Service Form 8886 if such loss exceeds the thresholds set forth in the regulations.  For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the Notes.

Backup Withholding and Information Reporting.  Please see the discussion under “United States Federal Income Taxation—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes.

Non-United States Holders.  The following discussion applies to non-United States holders of the Notes. A non-United States holder is a beneficial owner of a note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

A non-United States holder will generally not be subject to U.S. federal income or withholding tax for amounts paid in respect of the Notes, provided that (i) the holder complies with any applicable certification requirements, (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a United States holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.  Payments made to a non-United States holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate.  The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the Notes should be subject to withholding tax.  Prospective investors should consult their own tax advisors in this regard.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the Internal Revenue Code.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Plans, as well as individual retirement accounts, Keogh plans any other plans that are subject to Section 4975 of the Internal Revenue Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Internal Revenue Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Internal Revenue Code but may be subject to similar provisions under applicable federal, state, local, non-U.S., or other laws (“Similar Laws”).

The acquisition of Notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the Notes are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of Notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Internal Revenue Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of Notes offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “Service Provider Exemption”). Any Plan fiduciary relying on the Service Provider Exemption and purchasing Notes on behalf of a Plan must initially make a determination that (x) the Plan is paying no more than, and is receiving no less than, “adequate consideration” in connection with the transaction and (y) neither we nor any of our affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice with respect to the assets of the Plan which such fiduciary is using to purchase, both of which are necessary preconditions to reliance on the Service Provider Exemption. If we or any of our affiliates provides fiduciary investment management services with respect to a Plan’s acquisition of Notes, the Service Provider Exemption may not be available, and in that case, other exemptive relief would be required as precondition for purchasing the Notes. Any Plan fiduciary considering reliance on the Service Provider Exemption is encouraged to consult with counsel regarding the availability of the exemption. There can be no assurance that any of the foregoing exemptions will be available with respect to any particular transaction involving the Notes, or that, if an exemption is available, it will cover all aspects of any particular transaction.

Because we or our affiliates may be considered to be a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or that purchase, holding or disposition is not otherwise prohibited. By its purchase of any Notes, each purchaser (whether in the case of the initial purchase or in the case of a subsequent transferee) will be deemed to have represented and agreed by its purchase and holding of the Notes offered hereby that either (i) it is not and for so long as it holds a Note, it will not be a Plan, a Plan Asset Entity, or a Non-ERISA Arrangement, or (ii) its purchase and holding of the Notes will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or, in the case of such a Non-ERISA Arrangement, under any Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the Service Provider Exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of Notes have exclusive responsibility for ensuring that their purchase and holding of the Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Internal Revenue Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

BMO Capital Markets Corp. will purchase the Notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMO Capital Markets Corp. has informed us that, as part of its distribution of the Notes, it will reoffer the Notes to other dealers who will sell them. Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the Notes, will purchase the Notes at an agreed discount to the initial public offering price. BMO Capital Markets Corp. or another of our affiliates may repurchase and resell outstanding Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution, the distribution agreement and possible market-making activities see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Please note that the information about the price to the public and the net proceeds to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale. We may decide to sell additional Notes after the Pricing Date but prior to the Issue Date, at a price to public, underwriting commission and net proceeds that differ from the amounts set forth on the cover page of this pricing supplement. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the underwriter for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the Notes and to reject orders in whole or in part. You may cancel any order for the Notes prior to its acceptance.

You should not construe the offering of any of the Notes as a recommendation of the merits of acquiring an investment linked to the Basket Exchange Rates or the Underlying Currencies or as to the suitability of an investment in the Notes.